LJM Energy Corp.
9190 Double Diamond Parkway
Reno, NV 89521

November 12, 2010

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, DC 20549

Attn: Douglas Brown, Esq.

Re:               LJM Energy Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed November 4, 2010
File No. 333-169014

Dear Mr. Brown:

On behalf of LJM Energy Corp., a Nevada corporation (the “Company”), and in response to your verbal comments regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 (“Form S-1”) filed with the Securities and Exchange Commission (“Commission”) on November 4, 2010, the Company filed Amendment No. 4 to Form S-1 (“Amendment No. 4”) on or about the date of this letter.  As requested, the Company has keyed the following responses to the comments and requests for information specified in your verbal comments.

Exhibits

1. You requested that the Company file the Participation Agreement with MID-OK Energy Partners as an exhibit to the Form S-1.

Response:  The Company has included the Participation Agreement with MID-OK Energy Partners as an exhibit to Amendment No. 4.

Use of Proceeds

2. You requested the Company provide further clarification regarding the use of proceeds, in particular: (i) whether any of the proceeds would be used to pay costs of drilling the initial well of the Magnolia Prospect, and if not, an affirmative statement that none of the proceeds would be used for such costs; and (ii) confirmation that the working capital disclosure is accurate.

Response: The Company has revised its disclosure to indicate that none of the proceeds would be used to pay costs of drilling the initial well of the Magnolia Prospect. The Company has also reviewed its disclosure regarding the working capital and confirms it is accurate based on the assumptions of the varying amounts of capital being raised. The Company has specifically disclosed that working capital will be used to pay general administrative expenses, legal expenses and accounting expenses for the next twelve to thirty-six months depending on the amount of funds raised in the offering.

Risk Factors
Our commercial success…Page 7

3. You requested that the Company revise the risk factor to clearly indicate that the Company has no reserves and to disclose that fact prominently in other places of Amendment No. 4.

Response: The Company has revised the risk factor to clearly indicate that the Company has no reserves. The Company has also disclosed that the Company has no reserves in the business discussion and the prospectus summary of Amendment No. 4.

Description of Business

4. You requested that the Company revise its disclosure to define the term “spud” and provide the steps necessary for the operator to complete the well.

Response: The Company has revised its disclosure to (i) remove the term “spud” and replace it with the language “the initial drilling of the well is scheduled to commence” and (ii) provide the steps necessary for the operator to complete the well.

Financial Statements

5. You requested that the Company update its financial statements.

Response: The Company has included financial statements for the period ended September 30, 2010.

Hopefully, this response letter and Amendment No. 4 adequately address the issues raised in your verbal comments.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned.  Thank you.

Sincerely,

LJM Energy Corp.

/s/ Joel Felix
Joel Felix
Chief Executive Officer